UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))
Shares of Common Stock,
nominal value Bs. 36.90182224915 per share
(Title of Class of Securities)
P3055Q103
(CUSIP Number of Class of Securities)
Yosmary García
Comisión Nacional de Telecomunicaciones
Av. Veracruz, Edificio CONATEL – Nueva Sede
Las Mercedes, Caracas 1050-A,
Venezuela
(58) 212 909 0493
with copy to
Lawrence Goodman, Esq.
Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, address, and telephone number of
person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$453,245,216	$13,915

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying (x) 213,681,017 (which is the estimate of the number of Shares of Common Stock (other than Class D Common Stock) held by U.S. holders plus the estimate of the number of shares of Class D Common Stock outstanding (other than Class D Common Stock estimated to be represented by American Depositary Shares)) by (y) the offer price of US$2.12113 per share.

(2)	The filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007 and is derived by multiplying the transaction valuation by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the Venezuelan offer (the “Venezuelan Offer”) by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) to purchase any and all outstanding shares of Common Stock (the “Common Stock”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Venezuelan Republic (“CANTV”), other than those already beneficially owned by the Venezuelan Republic, at a price of US$2.12113 per share of Common Stock in cash, but subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date prior to the settlement date for the Venezuelan Offer and to a 1% withholding tax on proceeds from the sale of shares on the Caracas Stock Exchange (unless otherwise provided by an applicable income tax treaty), on the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase dated April 8, 2007 (the “Venezuelan Offer to Purchase”) and the accompanying annexes.
     Pursuant to General Instruction F to Schedule TO, the information set forth in the Venezuelan Offer to Purchase and the accompanying Share Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
Item 10. Financial Statements.
     Not applicable.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Venezuelan Offer to Purchase dated April 8, 2007

(a)(1)(B)	Information Supplement to Venezuelan Offer to Purchase dated April 8, 2007

(a)(1)(C)	Form of Share Letter of Transmittal

(a)(5)(A)	Summary Advertisement as published in The New York Times on April 9, 2007

(b)	None

(d)	Memorandum of Understanding, dated February 12, 2007, by and among, Verizon Communications Inc., GTE Venholdings B.V. and the Bolivarian Republic of Venezuela (incorporated by reference to the pre-commencement Schedule TO-C filed by the Bolivarian Republic of Venezuela on February 23, 2007)

(g) through (h)	None

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: April 9, 2007

BOLIVARIAN REPUBLIC OF VENEZUELA

By:	/s/ Jesse Chacón Escamillo

Name:	Ing. Jesse Chacón Escamillo

Title:	Minister of Telecommunications and Information of the Bolivarian Republic of Venezuela